Exhibit 99.1

April 8, 2022

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pop Culture Group Co., Ltd
CIK Number: 0001807389

Dear Sir or Madam:

We have read Form 6-K dated April 8, 2022 of Pop Culture Group Co., Ltd (the “Registrant”) and are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in Form 6-K.

/s/ Friedman LLP

New York, New York